November 19, 2020 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	ONE MANHATTAN WEST NEW YORK, NY 10001 ___ TEL: (212) 735-3000 FAX: (212) 735-2000 WWW.SKADDEN.COM

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Attn:

Jessica Livingston

Susan Block

Marc Thomas

Hugh West

Division of Corporation Finance

Re:	Social Capital Hedosophia Holdings Corp. III

Registration Statement on Form S-4

Filed October 20, 2020

File No. 333-249558

Ladies and Gentlemen:

On behalf of our client, Social Capital Hedosophia Holdings Corp. III (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 16, 2020 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on October 20, 2020. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 to the Registration Statement.

Cover Page

1.	Please expand your cover page to disclose the dual class stock structure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 to the Registration Statement.

November 19, 2020

Questions and Answers for Shareholders of SCH, page viii

2.

Address and highlight early in this section the changes in voting power and equity stake of current SCH public stockholders as a result of the Business Combination. Make similar changes to the Summary. We note current Clover shareholders will hold 68% of the equity and 95% of the voting power in the combined entity.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages xii and 12 of Amendment No. 1 to the Registration Statement.

Will the Company obtain new financing in connection with the Business Combination?, page xiii

3.

We note that you plan to issue shares of Clover Health Class A Common Stock to the PIPE Investors. Please tell us what exemption from the Securities Act you are relying upon and the facts supporting your use of the exemption.

Response:

The Company is relying on the exemption under Section 4(a)(2) of the Securities Act (“Section 4(a)(2)”) for the issuance of the shares (the “PIPE Shares”) to the PIPE investors in the private placement (the “PIPE”).

Section 4(a)(2) provides an exemption from registration of securities under the Securities Act for transactions by an issuer not involving any “public offering.” As described in more detail below, the Company considered the following, among other factors, when conducting its analysis and in determining that the issuance of the PIPE Shares in the PIPE would not involve a public offering: (1) the number of offerees; (2) the sophistication and experience of the offerees; (3) the nature and kind of information readily available to offerees; (4) the manner of the offering; (5) the size of the offering; and (6) the actions taken by the issuer to prevent the resale of the PIPE Shares.

•

Limited number of offerees: Pursuant to the guidelines for contacting potential offerees agreed upon by the Company, Clover Health Investments, Corp. (“Clover”) and the placement agents, only a limited number of key institutional investors (as set forth on a list agreed upon by the Company and Clover) were contacted for purposes of the PIPE. The Company entered into subscription agreements (the “Subscription Agreements”) with a total of 29 offerees (counting affiliated funds as one investor) (the “PIPE offerees”).

•

Sophistication and experience of offerees: As noted above, the potential offerees contacted in connection with the PIPE were limited to key institutional investors. Pursuant to the Subscription Agreements, each PIPE offeree represented and warranted that it is either a “qualified institutional buyer” or an “accredited investor” as defined in the applicable SEC regulations. In addition, each PIPE offeree made customary investment representations as to the sufficiency of their general business knowledge, experience and capability of evaluating the merits and risks of the proposed private placement. The PIPE offerees are typical and frequent investors in PIPEs of this nature and/or existing shareholders of the Company.

November 19, 2020

•

Nature and kind of information available. Information regarding the Company, the proposed transaction and the business of Clover and its subsidiaries was available to each PIPE offeree and its professional advisor(s). Each PIPE offeree was provided the opportunity to participate in conference calls or virtual meetings in which the proposed transaction, Clover and the combined company’s business and prospects were discussed and in which the PIPE offerees had the opportunity to ask questions. Each PIPE offeree also had the opportunity to conduct due diligence on the Company, Clover and the proposed transaction and to access such diligence throughout the PIPE negotiation process. Further, each PIPE offeree had access to the Company’s SEC filings through the SEC’s EDGAR system and through the Company’s website. Pursuant to the Subscription Agreements, each PIPE offeree expressly acknowledged and agreed that such PIPE offeree (i) received such information as the PIPE offeree deemed necessary in order to make an investment decision with respect to the PIPE Shares and (ii) had the full opportunity to ask such questions and receive such answers as the PIPE offeree and such PIPE offeree’s professional advisor(s), if any, deemed necessary to make an investment decision with respect to the PIPE Shares.

•

Manner of the offering: The PIPE offerees were directly contacted by the Company and/or the placement agents, through a typical procedure used in other PIPEs of this nature, based on the Company’s or the placement agents’, as applicable, prior contacts with and knowledge of such offerees. The PIPE offerees are typical and frequent investors in PIPEs of this nature and/or existing shareholders of the Company. None of the Company or the placement agents engaged in any general solicitation or advertising in connection with the PIPE. Further, the commitments to acquire the PIPE Shares were obtained prior to any public announcement of the proposed transaction. Each PIPE offeree expressly represented and warranted that such PIPE offeree was directly contacted and offered the PIPE Shares as described herein and that such PIPE Offeree did not become aware of the potential private placement by any general solicitation or general advertising.

•

Size of the offering. The PIPE Shares will equal approximately 9% of the total shares outstanding of the combined company (assuming no redemptions of the Company’s public shares in connection with the proposed transaction) immediately following the business combination. Further, the PIPE Shares to be purchased by persons who are existing directors, officers or equityholders of the Company’s sponsor and the sponsor’s affiliates will equal approximately 3.5% of the total shares outstanding of the combined company, and the PIPE Shares to be purchased by all other persons will equal approximately 5.5% of the total shares outstanding of the combined company (in each case, assuming no redemptions of the Company’s public shares in connection with the proposed transaction) immediately following the business combination.

•

Resale restrictions. Pursuant to the Subscription Agreements, the PIPE Shares will be subject to a customary restrictive legend setting forth customary private placement securities law transfer restrictions. The PIPE offerees expressly acknowledged these restrictions, as well as the limited ability of the PIPE offeree to resell its shares prior to the time that a resale registration statement covering the PIPE shares has been declared effective, including due to the lack of availability of Rule 144 and the applicability of Rule 144(i), and that such PIPE offeree may be required to bear the financial risk of an investment in the PIPE Shares for an indefinite period of time.

November 19, 2020

Prospectus Summary, page 1

4.	Please specifically explain your repeated use of the term “Obvious” as used to describe your Medicare Advantage plans, when you first use the term in the Summary, on page 1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 250 and 273 of Amendment No. 1 to the Registration Statement.

5.

Please include the basis for the statement on page 1 that you “have the highest membership growth rate among Medicare Advantage plans in the United States” or advise. Please also provide us with the basis for the statement on page 1 that your plans are “highly affordable,” or revise to state this is your belief.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 250 and 273 of Amendment No. 1 to the Registration Statement. The Company also supplementally advises the Staff that membership growth rates for Clover and each Medicare Advantage plan in the United States with over 50,000 members were derived from publicly available Centers for Medicare & Medicaid Services’ membership data by comparing the number of members in each plan as of the end of 2019 with the number of members in each plan as of the end of the annual enrollment and open enrollment periods in 2020. Clover had the highest membership growth percentage of any Medicare Advantage plan with over 50,000 members.

6.

Please summarize the most significant risk factors in your summary on page 22, for example, Clover’s net losses, the concentration of 98% of Clover’s business in two metropolitan areas; Clover’s international outsourcing; lack of a third party valuation for the Business Combination; conflicts of interest of the Sponsor and SCH’s officers and directors; dilution; and litigation risk.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages 26-27 of Amendment No. 1 to the Registration Statement.

7.	Please provide a graphic illustration of the ownership structure before and after the Business Combination including voting power and equity stakes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages xiv and 14 of Amendment No. 1 to the Registration Statement.

Ownership of Clover Health following Business Combination, page 11

8.	Expand to address here or in a separate subsection the dual class stock structure and implied voting power for the SCH public stockholders as compared to the other categories of stockholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages xii and 12 of Amendment No. 1 to the Registration Statement.

November 19, 2020

Interests of SCH’s Directors and Executive Officers in the Business Combination, page 15

9.	Please also quantify here, and where similar disclosure appears in the main section, the value or amount of:

•	the 10,933,333 private placement warrants purchased by the Sponsor that will expire if the transaction is not completed;

•

Mr. Palihapitiya’s indirect economic interest in the Business Combination pursuant to his affiliation with the entity that made a passive investment in Clover in 2015 in the amount of $500,000 and its participation in the PIPE Investment as a Sponsor Related PIPE Investor in connection with the Business Combination;

•

any out-of-pocket expenses to be reimbursed to the Sponsor, officers, directors or affiliates. We note disclosure on page 317 that that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SCH’s behalf.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 18-20, 76-78 and 151-153 of Amendment No. 1 to the Registration Statement.

Interests of Clover’s Directors and Officers in the Business Combination, page 19

10.	Please quantify the total value of each category of interests of insiders in the business combination and provide full details in the main cross-referenced

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21-23 of Amendment No. 1 to the Registration Statement.

Selected Historical Financial Information of SCH, page 23

11.

Please revise here, and on page 24 (Selected Historical Financial Information of Clover), to include historical book value per share amounts. Refer to Item 301 of Regulation S-K and the guidance in Part I (Item 3 and the related instructions) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1 to the Registration Statement.

Background to the Business Combination, page 122

12.

We note the statement that this merger was “the result of an extensive search for a potential transaction using the network, investing and operating experience of our management team, including our board of directors,” and that “SCH’s management team evaluated over 300 potential business combination targets, made contact with representatives of more than 50 such potential combination targets to discuss the potential for a business combination transaction and entered into non-disclosure agreements with 13 such potential business combination targets.” We also note that meetings to consider a business combination began on May 1, 2020 and soon thereafter, on June 3, negotiations with Clover seem to have begun to the exclusion of any other target considerations, as your disclosure focuses on Clover and provides no disclosure on other specific targets considered in your “extensive search.” Please reconcile and briefly revise or expand to clarify the time periods and extent of consideration of other targets identified and considered in your search and briefly the reasons they were eliminated as candidates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 129 of Amendment No. 1 to the Registration Statement.

November 19, 2020

13.	Please expand disclosures to clarify how specifically SCH management determined the enterprise value of Clover to conclude that $3.2 billion and then $3.5 billion were fair valuations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 130-132 of Amendment No. 1 to the Registration Statement.

Projected Financial Information, page 141

14.

Your disclosure on Clover’s internally prepared projections includes cautionary language regarding significant uncertainties and contingencies, and that the projections do not take in to account circumstances or events occurring after they were prepared. Please disclose whether Clover’s management believes the projections were prepared on a reasonable basis reflecting management’s currently available information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148 of Amendment No. 1 to the Registration Statement.

U.S. Federal Income Tax Considerations, page 198

15.

We note your statement in the first paragraph that your disclosure is a summary of material federal income tax considerations of the domestication and we note from the exhibit index that you have not included a tax opinion. Your prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication and the required Item 601(b)(4) tax opinion provided by you should state clearly the tax consequences and not merely provide a summary. Please file a tax opinion and clarify whether the tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion, or advise if you do not believe a tax opinion is required to be filed. Refer to Item 601(b)(4) of Regulation S-K, to Securities Act Release No. 33-6900 and Section III of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the tax opinion is included in Exhibit 8.1 of Amendment No. 1 to the Registration Statement.

16.

We note your disclosure that it is intended that the Domestication qualify as an F Reorganization. Please revise to address the material federal income tax consequences of the transaction and state clearly whether the domestication will qualify as an F Reorganization or advise why you cannot provide such a statement. Also, investors are entitled to rely on your tax disclosure. Please revise to remove inferences that they may not rely on such disclosure such as the statement at the top of page 199 that the disclosure is for informational purposes only.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 206 of Amendment No. 1 to the Registration Statement and the tax opinion is included in Exhibit 8.1 of Amendment No. 1 to the Registration Statement. Regarding any statement that the tax disclosure is for informational purposes, it is standard practice for tax disclosure to ask that investors seek advice in relation to their own specific tax circumstances.

November 19, 2020

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 5. Shares of Clover Common Stock, page 216

17.	Please revise to disclose how the assumed exchange ratios were determined under both Scenario I and II.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 223 of Amendment No. 1 to the Registration Statement.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page 217

18.

Please revise pro forma notes 6(b) and 6(e) to separately disclose the estimated costs for each of the services to be performed or incurred for both Clover and SCH to be paid upon the closing of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 225-226 of Amendment No. 1 to the Registration Statement.

19.

Please revise pro forma Note 6(i) to provide information which shows how the preferred stock shares convert into the common stock and reconcile to the pro forma adjustments disclosed in the pro forma balance sheet at June 30, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 227 of Amendment No. 1 to the Registration Statement.

20.

Please revise pro forma Note 6(j) to provide information which shows how the conversion of Clover’s preferred stock and comment stock warrants equates to the pro forma adjustment made in the pro forma balance sheet as of June 30, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 227 of Amendment No. 1 to the Registration Statement.

*    *    *    *

November 19, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:	Chamath Palihapitiya

Social Capital Hedsophia Holdings Corp. III

cc:	Vivek Garipalli

Clover Health Investments, Corp.

cc:	Gia Lee

Clover Health Investments, Corp.

cc:	Christopher M. Barlow

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Stephen Thau

Orrick, Herrington & Sutcliffe LLP

cc:	William L. Hughes

Orrick, Herrington & Sutcliffe LLP